

Mail Stop 3720

November 22, 2006

Via U.S. Mail and Fax (52) 55-5147-3820
Jose Antonio Solbes
Chief Financial Officer
Maxcom Telecommunications, Inc.
Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210

> **RE:** **Maxcom Telecommunications, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 30, 2006**
>
> **File No. 333-11910**

Dear Mr. Solbes:

        We have reviewed your supplemental response letter dated November 3, 2006 as well as your filing and have the following comments. As noted in our comment letter dated October 23, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on form 20-F for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 18. Stock Option Plans, page F-39

1. In your response to prior comment 1, you describe the method you used to estimate the fair value of your common stock in order to calculate the fair value of options awarded to employees. You indicate that you allocated the total equity value of Maxcom between preferred stock and common stock using the current-value method based on the guidance in the AICPA practice aid on the valuation of equity securities. After considering the liquidation value of your existing preferred shares, you concluded that fair market value of the common shares was US$0.

    It is unclear why this is an appropriate method considering your financial condition and results of operations. Because the current-value method focuses on the present and is not forward-looking, the practice aid indicates that this method should be limited to certain specific circumstances. These include the occurrence of a liquidity event, such as an acquisition or disposition, or when an enterprise is in an early stage of its development. Tell us the consideration you gave to using a method that reflects the going-concern status of the enterprise, such as one of the others described in the practice aid.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director